Exhibit 12.1

MEDTRONIC, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the six months ended October 29, 2004 and the fiscal years ended April 30, 2004, April 25, 2003, April 26, 2002, April 27, 2001, and April 30, 2000 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

	Six
	Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	October 29,	April 30,	April 25,	April 26,	April 27,	April 30,
	2004	2004	2003	2002	2001(1),(6)	2000(1)
Earnings:
Income before extraordinary items and cumulative effect of accounting changes	$1,065.4	$1,959.3	$1,599.8	$984.0	$1,046.0	$1,084.2
Income taxes	435.2	837.6	741.5	540.2	503.4	530.6
Minority interest	(0.1)	2.5	(0.7)	3.0	1.4	4.4
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1	—
Capitalized interest(2)	—	—	(0.9)	(0.3)	(3.5)	(0.2)

	$1,500.6	$2,799.5	$2,339.8	$1,527.0	$1,547.4	$1,619.0

Fixed Charges:
Interest expense(3)	$27.0	$56.5	$47.2	$45.2	$17.6	$14.0
Capitalized interest(2)	—	—	0.9	0.3	3.5	0.2
Amortization of debt issuance costs(4)	—	—	—	32.0	—	—
Rent interest factor(5)	11.1	21.0	18.0	16.3	15.5	14.9

	$38.1	$77.5	$66.1	$93.8	$36.6	$29.1

Earnings before income taxes and fixed charges	$1,538.7	$2,877.0	$2,405.9	$1,620.8	$1,584.0	$1,648.1

Ratio of earnings to fixed charges	40.4	37.1	36.4	17.3	43.3	56.6

(1)	On December 21, 2000, November 5, 1999, Medtronic acquired PercuSurge, Inc., Xomed Surgical Products, Inc., respectively. These two acquisitions were accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the mergers.

(2)	Capitalized interest consists of interest related to the construction of Medtronic’s new World and European Headquarters, and certain European operation centers.

(3)	Interest expense consists of interest on indebtedness.

(4)	Represents the amortization of debt issuance costs incurred in connection with the Company’s completion of a $2,013 million private placement of 1.25% Contingent Convertible Debentures on September 17, 2001. As of October 29, 2004 $1,973 million of the contingent convertible debentures were outstanding.

(5)	Approximately one-third of rental expense is deemed representative of the interest factor.

(6)	In April 2001, Medtronic changed its fiscal year end from April 30 to the last Friday in April.